United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Division of Corporation Finance

Re: 8-k, amended

Date January 13, 2005


To whom it concerns,

This letter is to inform you that as the management of Federal Security Protection Services, Inc., we understand and acknowledge the following:

*	the Company is responsible for the adequacy and accuracy of
the disclosure in the filings;

*	staff comments or changes to disclosure in reponse to staff comments in the filings reviewed by the staff do not forclose the Commission from taking any action with respect to the filing; and

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



FSPS Inc.


                              /s/Blair Merriam
                              ----------------------------------
                              Blair Merriam,
                              Chairman & Chief Executive Officer